EXHIBIT 4.1

FIRST AMENDMENT TO RIGHTS AGREEMENT

This First Amendment, effective as of February 28, 2006 (this "First Amendment"), to the Rights Agreement, dated as of July 28, 2000 (the "Rights Agreement"), between Cleco Corporation, a Louisiana corporation (the "Company"), and Computershare Trust Company, N.A. (formerly named Equiserve Trust Company), as Rights Agent (the "Rights Agent").

WHEREAS, under Section 27 of the Rights Agreement the Company may, at any time when the rights are redeemable, amend the Rights Agreement in its sole and absolute discretion, and the Rights are currently redeemable.

WHEREAS, the Company desires to amend the Rights Agreement in accordance with Section 27 of the Rights Agreement to make certain changes in the Rights Agreement;

NOW, THEREFORE, in consideration of the premises and mutual agreements set forth herein and in the Rights Agreement, the parties hereby agree as follows:

Section 1. *Definitions*. Capitalized terms used and not otherwise defined herein shall have the meaning assigned to such terms in the Rights Agreement.

Section 2. *Amendments to Rights Agreement*. The Rights Agreement is hereby amended as set forth in this Section 2.

(a) The definition of Acquiring Person in Section 1 of the Rights Agreement is hereby amended to read in its entirety as follows:

"Acquiring Person" shall mean any Person who or which, together with all Affiliates and Associates of such Person, shall be the Beneficial Owner of 15% or more of the shares of Common Stock then outstanding, but shall not include any Exempt Person; *provided*, however, that a Person shall not be or become an Acquiring Person if such Person, together with its Affiliates and Associates, shall become the Beneficial Owner of 15% or more of the shares of Common Stock then outstanding solely as a result of a reduction in the number of shares of Common Stock outstanding due to the repurchase of Common Stock by the Company, unless and until such time as such Person or any Affiliate or Associate of such Person shall purchase or otherwise become the Beneficial Owner of additional shares of Common Stock constituting 1% or more of the then outstanding shares of Common Stock or any other Person (or Persons) who is (or collectively are) the Beneficial Owner of shares of Common Stock constituting 1% or more of the then outstanding shares of Common Stock shall become an Affiliate or Associate of such Person, unless, in either such case, such Person, together with all Affiliates and Associates of such Person, is not then the Beneficial Owner of 15% or more of the shares of Common Stock then outstanding; and *provided, further*, that if the Board of Directors determines in good faith that a Person that would otherwise be an "Acquiring Person" has become such inadvertently (including, without limitation, because (i) such Person was unaware that it beneficially owned a percentage of Common Stock that would otherwise cause such Person to be an "Acquiring Person" or (ii) such Person was aware of the extent of its Beneficial Ownership of Common Stock but had no actual knowledge of the consequences of such Beneficial Ownership under this Agreement) and without any intention of changing or influencing control of the Company, and if such Person as promptly as practicable divested or divests itself of Beneficial Ownership of a sufficient number of shares of Common Stock so that such Person would no longer be an "Acquiring Person," then such Person shall not be deemed to be or to have become an "Acquiring Person" for any purposes of this Agreement.

(b)   The definition of Continuing Director in Section 1 of the Rights Agreement is hereby deleted in its entirety.

(c)   The definition of Distribution Date in Section 1 of the Rights Agreement is hereby amended to read in its entirety as follows:

"Distribution Date" shall mean the earlier of (i) the close of business on the tenth day (or, if such Stock Acquisition Date results from the consummation of a Permitted Offer, such later date as may be determined by the Company's Board of Directors as set forth below before the Distribution Date occurs) after the Stock Acquisition Date (or, if the tenth day after the Stock Acquisition Date occurs before the Record Date, the close of business on the Record Date) or (ii) the close of business on the tenth Business Day (or such later date as may be determined by the Company's Board of Directors as set forth below before the Distribution Date occurs) after the date that a tender offer or exchange offer by any Person (other than any Exempt Person) is first published or sent or given within the meaning of Rule 14d-2(a) of the General Rules and Regulations under the Exchange Act as then in effect, if upon consummation thereof, such Person would be an Acquiring Person, other than a tender or exchange offer that is determined before the Distribution Date occurs to be a Permitted Offer. The Board of Directors of the Company may, to the extent set forth in the preceding sentence, defer the date set forth in clause (i) or (ii) of the preceding sentence to a specified later date or to an unspecified later date to be determined by a subsequent action or event (but in no event to a date later than the close of business on the tenth day after the first occurrence of a Triggering Event).

(d)   The definition of Permitted Offer in Section 1 of the Rights Agreement is hereby amended to read in its entirety as follows:

"Permitted Offer" shall mean a tender offer or an exchange offer for all outstanding shares of Common Stock at a price and on terms determined, prior to the time the Person making the offer or any Affiliate or Associate thereof is an Acquiring Person, by the Board of Directors of the Company with the concurrence of a majority of the members of the Board of Directors who are not, and are not representatives, nominees, Affiliates or Associates of, the person making the offer, after receiving advice from one or more investment banking firms, to be (a) at a price and on terms that are fair to shareholders (taking into account all factors that such members of the Board deem relevant including, without limitation, prices that could reasonably be achieved if the

Company or its assets were sold on an orderly basis designed to realize maximum value) and (b) otherwise in the best interests of the Company and its shareholders. In considering whether the condition set forth in clause (b) of the preceding sentence is satisfied, the Board of Directors may take into account the factors set forth in LSA-R.S. 12:92, subd. G and any other factors it deems relevant.

(e)   Section 7(e) of the Rights Agreement is hereby amended to read in its entirety as follows:

(e)   Notwithstanding anything in this Agreement to the contrary, from and after the first occurrence of a Triggering Event, any Rights beneficially owned by or transferred to (i) an Acquiring Person or an Associate or Affiliate of an Acquiring Person other than any such Person that became such pursuant to a Permitted Offer and the Board of Directors in good faith determines was not involved in and did not cause or facilitate, directly or indirectly, such Triggering Event, (ii) a direct or indirect transferee of such Rights from such Acquiring Person (or any such Associate or Affiliate) who becomes a transferee after such Triggering Event or (iii) a direct or indirect transferee of such Acquiring Person (or of any such Associate or Affiliate) who becomes a transferee prior to or concurrently with such Triggering Event and receives such Rights pursuant to either (A) a transfer (whether or not for consideration) from such Acquiring Person (or such Affiliate or Associate) to holders of equity interests in such Acquiring Person (or such Affiliate or Associate) or to any Person with whom such Acquiring Person (or such Affiliate or Associate) has any continuing agreement, arrangement or understanding regarding the transferred Rights or (B) a transfer that the Board of Directors of the Company determines is part of a plan, arrangement or understanding that has as a primary purpose or effect the avoidance of this Section 7(e), shall become null and void without any further action, no holder of such Rights shall have any rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise, and such Rights shall not be transferable. The Company shall use all reasonable efforts to ensure that the provisions of this Section 7(e) and Section 4(b) hereof are complied with, but shall have no liability to any holder of Rights Certificates or other Person as a result of its failure to make any determinations with respect to an Acquiring Person or its Affiliates, Associates or transferees hereunder.

(f)   Section 11(p) of the Rights Agreement is hereby amended to read in its entirety as follows:

(p)   Notwithstanding Section 3(c) hereof or any other provision of this Agreement to the contrary, in the event that the Company shall at any time after the Rights Dividend Declaration Date and prior to the Distribution Date (i) declare a dividend on the outstanding shares of Common Stock payable in shares of Common Stock, (ii) subdivide the outstanding shares of Common Stock, (iii) combine the outstanding shares of Common Stock into a smaller number of shares or (iv) otherwise reclassify the outstanding shares of Common Stock (including any such reclassification in connection with a consolidation or merger in which the Company is the continuing or surviving corporation), the number of Rights associated with each share of Common Stock then outstanding, or issued or delivered thereafter with Rights, shall be proportionately adjusted so that the number of Rights thereafter associated with each share of Common Stock following any such event shall equal the result obtained by multiplying the number of Rights associated with each share of Common Stock immediately prior to such event by a fraction (the "Adjustment Fraction"), the numerator of which shall be the total number of shares of Common Stock outstanding immediately prior to the occurrence of the event and the denominator of which shall be the total number of shares of Common Stock outstanding immediately following the occurrence of such event. In lieu of such adjustment in the number of Rights associated with one share of Common Stock, the Company may elect to adjust the number of Fractional Shares of $25 Preferred Stock purchasable upon the exercise of one Right and the Purchase Price. If the Company makes such election, the number of Rights associated with one share of Common Stock shall remain unchanged, and the number of Fractional Shares of $25 Preferred Stock purchasable upon exercise of one Right and the Purchase Price shall be proportionately adjusted so that (i) the number of Fractional Shares of $25 Preferred Stock purchasable upon exercise of a Right following such adjustment shall equal the product of the number of Fractional Shares of $25 Preferred Stock purchasable upon exercise of a Right immediately prior to such adjustment multiplied by the Adjustment Fraction and (ii) the Purchase Price per Fractional Share of Preferred Stock following such adjustment shall remain unchanged, with the effect that the amount payable to exercise each Right will be changed to be equal to the product of the Purchase Price immediately prior to such adjustment multiplied by the Adjustment Fraction.

(g)   Section 21 of the Rights Agreement is hereby amended to read in its entirety as follows:

Section 21. *Change of Rights Agent.* The Rights Agent or any successor Rights Agent may resign and be discharged from its duties under this Agreement upon 30 days' notice in writing mailed to the Company, and to each transfer agent of the Common Stock and the $25 Preferred Stock, by registered or certified mail, and to the registered holders, if any, of the Rights Certificates by first-class mail. In the event the transfer agency relationship in effect between the Company and the Rights Agent terminates, the Rights Agent will be deemed to resign automatically on the effective date of such termination, provided that 30 days shall have elapsed after the notice initiating the termination of the transfer agency relationship has been given by the Company or the Rights Agent, as the case may be; and any required notice will be sent by the Company. The Company may remove the Rights Agent or any successor Rights Agent (with or without cause) upon 30 days' notice in writing, mailed to the Rights Agent or successor Rights Agent, as the case may be, and to each transfer agent of the Common Stock and the $25 Preferred Stock, by registered or certified mail, and to the registered holders of the Rights Certificates, if any, by first-class mail. If the Rights Agent shall resign or be removed or shall otherwise become incapable of acting, the Company shall appoint a successor to the Rights Agent. Notwithstanding the foregoing provisions of this Section 21, in no event shall the resignation or removal of a Rights Agent be effective until a successor Rights Agent shall have been appointed and have accepted such appointment. If the Company shall fail to make such appointment within a period of 30 days after giving notice of such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by the registered holder of a Rights Certificate (who shall, with such notice, submit his Rights Certificate for inspection by the Company), then the Rights Agent or the registered holder of any Rights Certificate may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Company or by such a court, shall be (a) a corporation organized and doing business under the laws of the United States or of the State of New Jersey (or of any other state of the United States so long as such corporation is authorized to conduct a stock transfer or corporate trust business in the State of New Jersey), in good standing, which is authorized under such laws to exercise corporate trust or stock transfer powers and is subject to supervision or examination by federal or state authority and which has at the time of its appointment as Rights Agent a combined capital and surplus of at least $50,000,000 or (b) an affiliate of a corporation described in clause (a) of this sentence. After appointment, the successor Rights Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Company shall file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Common Stock and the $25 Preferred Stock, and mail a notice thereof in writing to the registered holders, if any, of the Rights Certificates. Failure to give any notice provided for in this Section 21, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

(h)   Section 23(a) of the Rights Agreement is hereby amended to read in its entirety as follows:

(a)   The Board of Directors of the Company may, at its option, by action of a majority of the whole Board of Directors at any time prior to the earlier of (i) the close of business on the tenth day following the first date of public announcement of the occurrence of a Flip-In Event (or, if such date shall have occurred prior to the Record Date, the close of business on the tenth day following the Record Date) and (ii) the Expiration Date, cause the Company to redeem all but not less than all the then outstanding Rights at a redemption price of $0.01 per Right, as such amount may be appropriately adjusted, if necessary, to reflect any stock split, stock dividend or similar transaction occurring after the Rights Dividend Declaration Date (such redemption price being hereinafter referred to as the "Redemption Price"); *provided*, however, that if there is an Acquiring Person the Rights may not be redeemed (i) if from and after the time a Person became an Acquiring Person, an Acquiring Person has caused the composition of the Board of Directors to be changed with the result that a majority of its members are representatives, nominees, designees, Affiliates or Associates of an Acquiring Person (including the Acquiring Person as a designee of the Acquiring Person), or (ii) following any merger to which the Company is a party that (x) occurs when there is an Acquiring Person and (y) was not approved (A) prior to the time such Person became an Acquiring Person by the Board of Directors of the Company and (B) prior to such merger by the stockholders of the Company at a stockholders' meeting (and not by written consent).

Notwithstanding anything contained in this Agreement to the contrary, the Rights shall not be exercisable after the first occurrence of a Flip-In Event until such time as the Company's right of redemption hereunder has expired. The Company may, at its option, pay the Redemption Price in cash, shares of Common Stock (based on the Current Market Price of the Common Stock at the time of redemption) or any other form of consideration deemed appropriate by the Board of Directors.

(i)   Section 24(a) of the Rights Agreement is hereby amended to read in its entirety as follows:

(a)   The Board of Directors of the Company may, at its option, at any time and from time to time after the occurrence of a Flip-In Event, exchange all or part of the then outstanding and exercisable Rights (which shall not include Rights that have become void pursuant to the provisions of Section 7(e) hereof) for shares of Common Stock or Common Stock Equivalents or any combination thereof, at an exchange ratio of one share of Common Stock, or such number of Common Stock Equivalents or units representing fractions thereof as would be deemed to have the same value as one share of Common Stock, per Right, appropriately adjusted, if necessary, to reflect any stock split, stock dividend or similar transaction occurring after the Rights Dividend Declaration Date (such exchange ratio being hereinafter referred to as the "Exchange Ratio"). Notwithstanding the foregoing, the Board of Directors may not effect such exchange at any time after (i) any Person (other than an Exempt Person), together with all Affiliates and Associates of such Person, becomes the Beneficial Owner of 50% or more of the shares of Common Stock then outstanding or (ii) the occurrence of a Flip-Over Event.

(j)   Section 27 of the Rights Agreement is hereby amended to read in its entirety as follows:

Section 27.   *Supplements and Amendments*.   Except as provided in the last sentence of this Section 27, at any time when the Rights are then redeemable, the Company may in its sole and absolute discretion and the Rights Agent shall, if the Company so directs, supplement or amend any provision of this Agreement in any respect without the approval of any holders of Rights or holders of Common Stock. At any time when the Rights are not redeemable, except as provided in the last sentence of this Section 27, the Company may and the Rights Agent shall, if the Company so directs, supplement or amend this Agreement without the approval of any holders of Rights in order (i) to cure any ambiguity, (ii) to correct or supplement any provision contained herein that may be defective or inconsistent with any other provisions herein, (iii) to shorten or lengthen any time period hereunder or (iv) to change or supplement the provisions hereunder in any manner that the Company may deem necessary or desirable; *provided* that no such amendment or supplement shall materially adversely affect the interests of the holders of Rights (other than an Acquiring Person or an Affiliate or Associate of an Acquiring Person); and *further provided* that this Agreement may not be supplemented or amended pursuant to this sentence to lengthen (A) a time period relating to when the Rights may be redeemed or (B) any other time period unless the lengthening of such other time period is for the purpose of protecting, enhancing or clarifying the rights of, and/or the benefits to, the holders of Rights (other than any Acquiring Person and its Affiliates and Associates). Upon the delivery of a certificate from an appropriate officer of the Company which states that the proposed supplement or amendment is in compliance with the terms of this Section 27, the Rights Agent shall execute such supplement or amendment; *provided*, however, that the Rights Agent may, but shall not be obligated to, enter into any such supplement or amendment that affects the Rights Agent's own rights, duties or immunities under this Agreement. Action by the Company to approve any amendment or supplement to this Agreement must be approved by a majority of the whole Board of Directors. Notwithstanding anything contained in this Agreement to the contrary, no supplement or amendment shall be made that decreases the Redemption Price.

(k)   Section 29 of the Rights Agreement is hereby amended to read in its entirety as follows:

Section 29.   *Determinations and Actions by the Board of Directors, etc*. For all purposes of this Agreement, any calculation of the number of shares of Common Stock outstanding at any particular time, including for purposes of determining the particular percentage of such outstanding shares of Common Stock of which any Person is the Beneficial Owner, shall be made in accordance with the last sentence of Rule 13d-3(d)(1)(i) of the General Rules and Regulations under the Exchange Act as in effect on the date of this Agreement. The Board of Directors of the Company (with, where specifically provided for herein, the concurrence of specified members thereof) shall have the exclusive power and authority to administer this Agreement and to exercise all rights and powers specifically granted to the Board of Directors of the Company or to the Company, or as may be necessary or advisable in the administration of this Agreement, including, without limitation, the right and power to (i) interpret the provisions of this Agreement and (ii) make all determinations deemed necessary or advisable for the administration of this Agreement (including, without limitation, a determination to redeem or not redeem the Rights or to amend this Agreement). All such actions, calculations, interpretations and determinations (including, for purposes of clause (y) below, all omissions with respect to the foregoing) that are done or made by the Board of Directors of the Company in good faith, shall (x) be final, conclusive and binding on the Company, the Rights Agent, the holders of the Rights, as such, and all other parties, and (y) not subject the Board of Directors to any liability to the holders of the Rights.

(l)   Section 31 of the Rights Agreement is hereby amended to read in its entirety as follows:

Section 31.   *Severability*. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated; *provided*, however, that notwithstanding anything in this Agreement to the contrary, if any such term, provision, covenant or restriction is held by such court or authority to be invalid, void or unenforceable and the Board of Directors of the Company determines in its good faith judgment that severing the invalid language from this Agreement would adversely affect the purpose or effect of this Agreement, then, unless there is an Acquiring Person and there has occurred either a change in composition of the Board of Directors or a merger in either case of the type referred to in the proviso to the first sentence of Section 23(a), the right of redemption set forth in Section 23 hereof shall be reinstated and shall not expire until the close of business on the tenth day following the date of such determination by the Board of Directors of the Company or, if earlier, immediately prior to any such change in composition or merger. Without limiting the foregoing, if any provision requiring that a determination by the Board of Directors be made with the concurrence of specified members thereof is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, such determination shall then be made by the Board of Directors without regard to such requirement for concurrence.

(m)   Section 35 is hereby added to the Rights Agreement to read in its entirety as follows:

Section 35.   *Force Majeure*.   Notwithstanding anything to the contrary contained herein, Rights Agent shall not be liable for any delays or failures in performance resulting from acts beyond its reasonable control including, without limitation, acts of God, terrorist acts, shortage of supply, breakdowns or malfunctions, interruptions or malfunction of computer facilities, or loss of data due to power failures or mechanical difficulties with information storage or retrieval systems, labor difficulties, war, or civil unrest.

(n)   The form of Rights Certificate attached to the Rights Agreement as Exhibit B is hereby amended by deleting from the sixth paragraph of the body thereof the last sentence (requiring for certain actions the concurrence of Continuing Directors).

(o)   All references in the Rights Agreement (including the Rights Certificate and the other Exhibits thereto) to Equiserve Trust Company are hereby amended to reflect the change of name of the Rights Agent to Computershare Trust Company, N.A. The address of the Rights Agent in Section 26 of the Rights Agreement is hereby changed to 250 Royall Street, Canton, MA 02021.

(p)   The Summary of Rights previously distributed to holders of Common Stock need not be replaced or changed.

Section 3.   *Miscellaneous*.

(a)   The term "Agreement" as used in the Rights Agreement shall be deemed to refer to the Rights Agreement as amended hereby.

(b)   This Amendment shall be effective as of the date first above written, and, except as set forth herein, the Rights Agreement shall remain in full force and effect and shall be otherwise unaffected hereby.

(c)   This Amendment may be executed in two or more counterparts, each of which shall be deemed to be an original, but all for which together shall constitute one and the same instrument.

(d)   This Amendment shall be deemed to be a contract made under the laws of the State of Louisiana and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State.

(e)   Except to the extent specifically amended hereby, the provisions of the Rights Agreement shall remain unmodified, and the Rights Agreement as amended hereby is confirmed as being in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the dates of execution noted below.

CLECO CORPORATION

By: /s/ Neal Chadwick
Name: R. O'Neal Chadwick Jr
Title: Sr. V.P. - General Counsel
Executed this the 1st day of March, 2006

COMPUTERSHARE TRUST COMPANY, N.A.

By: /s/ Thomas A. Ferrari
Name: Thomas A. Ferrari
Title: Senior Managing Director
Executed this the 28th day of February, 2006